VIA EDGAR
November 19, 2024

Ms. Keira Nakada, Staff Accountant
Mr. Rufus Decker, Assistant Chief Accountant
United States Securities and Exchange Commission
Washington D.C. 20549

Re:	Insperity, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2023 Form 10-Q for Fiscal Quarter Ended June 30, 2024 Item 2.02 Form 8-K Filed August 1, 2024
File No. 001-13998

Dear Ms. Nakada and Mr. Decker:

We are responding to comments received from the staff of the Division of Corporation Finance (“Staff”) of the Securities and Exchange Commission (“SEC”) by letter dated October 1, 2024 regarding the referenced Report on Form 10-K (“2023 Form 10-K”), Report on Form 10-Q (“June 2024 Form 10-Q”) and Report on 8-K (“August 1st 8-K”) filed by Insperity, Inc. (“Insperity”, or the “Company”). As noted below, Insperity will undertake to incorporate disclosure changes in response to the Staff’s comments in its future filings under the Securities and Exchange Act of 1934 (“1934 Act”). For your convenience, our responses are prefaced by the Staff’s corresponding comment in italicized text.

Management’s Discussion and Analysis of the Financial Conditions and Results of Operations (“MD&A”)

Executive Summary, 2023 Highlights, page 40

1.
Please disclose, present and discuss the GAAP measure that is most comparable to adjusted EBITDA per WSEE per month with equal or greater prominence. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102. 10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

Insperity Response:
In response to the Staff’s comment, when applicable, Insperity intends to incorporate such comparable GAAP disclosures with equal or greater prominence within its Executive Summary and Highlights discussion in its 2024 Annual Report on Form 10-K anticipated to be filed in February of 2025.
While Insperity proposes to modify its disclosures in future filings, an example of the proposed modification to the Executive Summary, 2023 Highlights, of the 2023 Form 10-K is provided in attachment #1 to this letter for reference with changes redlined.

Key Operating Metrics, page 47

2.
Adjusted EBITDA and adjusted EPS and their growth percentages are non-GAAP measures. Please disclose their most comparable GAAP measures and growth percentages with equal or greater prominence. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Forms 10-Q and the headline earnings section of your August 1, 2024 earnings release.

Insperity Response:
In response to the Staff’s comment, we have added the comparable GAAP measures and their growth percentages in equal or greater prominence in our Key Operating Metrics discussion of MD&A in our third quarter 2024 Form 10-Q filed on October 31, 2024.
We have included an example of this modification to our 2023 Form 10-K in attachment #1 to this letter for reference with changes redlined. In addition, we have included the change we made with our Form 10-Q filed on October 31, 2024 in attachment #2.
Non-GAAP Financial Measures, page 54

3.
We note that you present “% change year over year” for the non-GAAP measures you reconcile here. Please disclose their most comparable GAAP measures with equal or greater prominence. Refer to Item 10(e)(1)(i)(a) of Regulation S-K and Question 102.10(a) of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations. This comment also applies to your Forms 10-Q and earnings releases.

Insperity Response:
In response to the Staff’s comment, to the extent applicable, we have added in the comparable GAAP year over year percentage changes with equal or greater prominence in our third quarter 2024 Form 10-Q and our third quarter earnings release included in Item 2.02 of our Form 8-K, both of which were filed on October 31, 2024.
We have included an example of this modification to our 2023 Form 10-K in attachment #1 and to our fourth quarter 2023 earnings release included in Item 2.02 of our Form 8-K in attachment #4 for reference with changes redlined. In addition, we have included the change we made with our third quarter 2024 Form 10-Q in attachment #2 and our earnings release included in Item 2.02 of our Form 8-K in attachment #3, both of which were filed on October 31, 2024.
Consolidated Financial Statements
Consolidated Statements of Income and Comprehensive Income, Page F-7

4.
Please provide us the analysis you performed in concluding payroll tax revenues and expenses can be presented on a gross basis under ASC 606, despite your revenues being presented net for the directly-related payroll costs. Also, provide us the analysis you performed in determining that the payroll taxes can be separated from the directly-related payroll costs for ASC 606 accounting purposes.

Insperity Response:
The Company’s most comprehensive HR services offerings are provided through its Workforce Optimization® and Workforce SynchronizationTM solutions (together, the “PEO HR Outsourcing Solutions”) by its PEO subsidiary, Insperity PEO Services, L.P. The PEO HR Outsourcing Solutions encompass a broad range of HR functions, including, among others, employer payroll tax services (“Tax Services”) and other payroll services (“Payroll Services”). These services are separately identified under the terms of the client service agreements (“CSA”) entered into by the Company with its customers.
Under the terms of the CSAs, the Company becomes a co-employer of its customer’s existing workforce (the worksite employees or “WSEEs”). As discussed further below, as a co-employer of the WSEEs, the Company is the statutory employer with primary responsibility for the Tax Services. The Company’s customers, however, maintain the obligation of, and have liability for, all worksite related activities and the provision of business services by WSEEs to their end consumers, including determining wages, making day-to-day assignments, supervision and training, and hiring of WSEEs.
In accordance with ASC 606-10-25-19 through 25-21, we determined that Tax Services and Payroll Services are separate, distinct performance obligations, as the customer can benefit from each of these services on its own. The terms of the CSA separately identify each of the services to be provided to the customer, and each of these services could be purchased separately by our customers either from us or from other third-party providers in the industry which only provide payroll tax services or payroll services. Accordingly, each service is capable of being distinct in accordance with ASC 606-10-25-19(a) and ASC 606-10-25-20.
As previously mentioned, the Company’s Tax Services may be performed for a customer even if the Company does not provide Payroll Services for that customer. Relevant examples that the Company considered in its ASC 606 analysis with respect to evaluating the distinct nature of its Tax Services and Payroll Services include:
•The Company provides Tax Services for non-cash payroll items such as equity compensation or deferred compensation, the amounts of which are determined by the customer and provided by the customer to the WSEEs.
•The Company also provides Tax Services associated with a customer’s direct payments to WSEEs such as a cash bonus or fringe benefit programs that are processed by the customer outside of the Company’s payroll system.
•The Company provides Payroll Services for teachers, ministers or self-employed owners but does not provide Tax Services.
As such, depending on each customer’s needs, the Company is able to provide one or both of the Tax Services and Payroll Services to a customer, indicating that the Tax Services and Payroll Services are not highly interdependent or interrelated. As a result, Tax Services and Payroll Services are distinct within the context of the contract in accordance with ASC 606-10-25-19(b) and ASC 606-10-25-21. Therefore, the Company determined that its Tax Services and its Payroll Services are separate, distinct performance obligations to its customers.
As it relates to the Payroll Services performance obligation, although the Company is the co-employer, the Company does not obtain control of the WSEEs business services before they are transferred to the customer. The customer makes hiring and firing decisions, determines the amount and frequency of wages and hours worked, and is responsible for the supervision and management of the WSEEs. The Company establishes and charges a contractually set service fee for the Payroll Services. Thus, the Company determined it is an agent in accordance with ASC 606-10-55-36 through 55-40, as amounts directly related to Payroll Services are “pass through” items for the Company based on the terms of its CSAs. Accordingly, revenues earned from Payroll Services and the corresponding costs of such revenues are presented on a net basis within the Company’s statement of income.
Conversely, with respect to its Tax Services, the Company is providing a service directly to its customer as the co-employer of the WSEE. That is, there is not another party involved in providing Tax Services to the customer. The Company therefore determined the transaction price using the guidance in ASC 606-10-32-2. Under this guidance, the transaction price is the amount of consideration to which an entity expects to be entitled to in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third parties. The Company considered whether the employer payroll taxes remitted to the relevant taxing authorities should be included within the transaction price on a gross basis or excluded from the transaction price as amounts collected on behalf of third parties. In making this determination, the Company considered the terms of its CSA and its customary business practices. The Company has discretion in establishing the rates that it charges its customers for providing the Tax Services. The amounts due and paid by the Company to the applicable taxing authorities for employer payroll taxes, however, are based on the applicable statutory rates established by the various government agencies. Under the CSA, the Company’s rights to change the service fees it charges its customers is limited; therefore, the Company bears the risk if a statutory rate change occurs.
In performing our analysis under ASC 606 regarding whether the Company is collecting amounts from the customer on behalf of a third party, the Company also considered the Small Business Efficiency Act (“SBEA”), which created a federal regulatory framework for the payment of wages to WSEEs and the reporting and remittance of federal payroll taxes on those wages paid by PEOs certified under the Internal Revenue Code as meeting certain requirements (“CPEOs”). The SBEA clarified that a CPEO (such as Insperity PEO Services, L.P), rather than the customer, is treated as the employer for purposes of reporting and remitting payroll taxes.
Under 26 CFR Section 301.7705-1(b)(3)(ii), CPEOs “[a]ssume responsibility for reporting, withholding, and paying any applicable federal employment taxes with respect to the individual’s wages, without regard to the receipt or adequacy of payment from the customer for the services.”
CPEO regulations issued by the Internal Revenue Service regarding CPEOs specify that the CPEO is solely liable for the reporting and payment of payroll taxes that are filed under the CPEO’s FEIN. See IRS website: https://www.irs.gov/tax-professionals/cpeo-customers-what-you-need-to-know.
Thus, as previously mentioned, the Company has sole liability with respect to, and is the statutory employer in terms of managing, reporting and remitting employer payroll taxes under the terms of its CSAs and relevant CPEO regulations, regardless of whether or not it receives payment from its customers for the Tax Services. That is, based on the terms of its CSAs and application of the relevant regulatory framework, the amounts are not “pass through” items for the Company. Though the SBEA framework above is specific to federal payroll taxes, the Company’s ASC 606 analysis also contemplated similar state-level payroll tax regulations. The Company has discretion in establishing rates charged for the Tax Services, which affects the pricing or mark-up for each customer with which it executes a CSA and which contributes, in part, to the Company’s profitability. Accordingly, the taxes paid on wages are not collected from the customer on behalf of a third party and the Company is solely responsible to the taxing authorities for the employer payroll taxes. The Company therefore includes the full amount of the consideration it expects to be entitled to in exchange for providing Tax Services to the customer within the transaction price and the revenues earned from Tax Services and the corresponding costs of such revenues are presented on a gross basis within the Company’s statement of income.

If you have any questions regarding our responses or require further information, please contact Christian P. Callens, Senior Vice President of Legal, General Counsel and Secretary, at 281-312-2764, or me at 281-348-3140.

Sincerely,
/s/ James D. Allison
James D. Allison
Executive Vice President of Finance
Chief Financial Officer and Treasurer

Attachment #1

Pro Forma 2023 10-K Disclosures

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations.
You should read the following discussion in conjunction with our Consolidated Financial Statements and related Notes included elsewhere in this annual report. Historical results are not necessarily indicative of trends in operating results for any future period.
The statements contained in this annual report that are not historical facts are forward-looking statements that involve a number of risks and uncertainties. The actual results of the future events described in such forward-looking statements in this annual report could differ materially from those stated in such forward-looking statements. Among the factors that could cause actual results to differ materially are the risks and uncertainties discussed in Item 1A. Risk Factors and the uncertainties set forth from time to time in our other public reports and filings and public statements.
Executive Summary
Overview
Our long-term strategy is to provide the best small and medium-sized businesses in the United States with our specialized human resources service offering and to leverage our buying power and expertise to provide additional valuable services to clients. Our most comprehensive HR services offerings are provided through our Workforce Optimization® and Workforce SynchronizationTM solutions (together, our “PEO HR Outsourcing Solutions”), which encompass a broad range of human resources functions, including payroll and employment administration, employee benefits, workers’ compensation, government compliance, performance management and training and development services, along with our cloud-based human capital management solution, our Insperity PremierTM platform. Our overall operating results can be measured in terms of revenues, gross profit or adjusted EBITDA per WSEE per month. We often use the average number of WSEEs paid during a period as our unit of measurement in analyzing and discussing our results of operations.
In addition to our PEO HR Outsourcing Solutions, we offer a comprehensive traditional payroll and human capital management solution, known as our Workforce AccelerationTM solution, our traditional payroll solution. We also offer a number of other business performance solutions, including Recruiting Services, Employment Screening, Retirement Services, and Insurance Services. These other products or services generally are offered only with our other solutions.
2023 Highlights
•Average number of WSEEs paid per month increased 5.8% to 312,102. Revenues increased 9.2% on the 5.8% WSEE growth and a 3.2% increase in revenue per WSEE.
•We ended 2023 averaging 315,072 paid WSEEs in the fourth quarter of 2023, which represents a 2.5% increase over the fourth quarter of 2022. We expect the average number of paid WSEEs per month to be between 318,350 and 321,500 for the full year 2024, an increase of 2% to 3%.
•Approximately 26.1% and 24.9% of our average paid WSEEs were in our middle market sector for the years ended December 31, 2023 and 2022, respectively, which is generally defined as companies with 150 to 5,000 WSEEs.
•Gross profit increased 2.5% to $1.0 billion. The increase was primarily due to the 5.8% growth in the average number of WSEEs paid per month, which was partially offset by a 3.1% decrease in gross profit per WSEE. Gross profit per WSEE paid per month reflected, in part, a 3.2% pricing increase offset by a 4.5% increase in direct costs per WSEE. The increase in direct costs per WSEE was primarily attributable to a 6.6% increase in benefits costs per participant.
•Operating expenses increased 7.5% in 2023 to $818.3 million, and included increases in travel and event costs, salary and wages, and the implementation of a CRM solution. On a per WSEE per month basis, operating expenses increased from $215 in 2022 to $219 in 2023.
•Net income and diluted earnings per share (“Diluted EPS”) decreased 4.4% and 3.7% to $171.4 million and $4.47, respectively.
•Adjusted EBITDA increased 0.4% to $353.6 million.

40	2023 Form 10-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
•Adjusted net income decreased 2.0% to $211.7 million.
•Adjusted EPS decreased 1.3% to $5.52.
•Our net income per WSEE per month decreased 9.8% from $51 in 2022 to $46 in 2023.
•Our adjusted EBITDA per WSEE per month decreased 6.0% from $100 in 2022 to $94 in 2023.
•We ended 2023 with working capital of $159.0 million.
•During 2023, we paid $84.2 million in dividends, repurchased approximately 1,259,000 shares of our common stock at a cost of $131.5 million and paid $40.1 million in capital expenditures.
Please read “Non-GAAP Financial Measures” for a reconciliation of adjusted EBITDA, adjusted net income and adjusted EPS to their most directly comparable financial measures calculated and presented in accordance with accounting principles generally accepted in the United States (“GAAP”).
Revenues
We account for our revenues in accordance with Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers. Our PEO HR Outsourcing Solutions gross billings to clients include the payroll cost of each WSEE at the client location and a markup computed as a percentage of each WSEEs payroll cost. We invoice the gross billings concurrently with each periodic payroll of our WSEEs. Revenues, which exclude the payroll cost component of gross billings, and therefore, consist solely of the markup, are recognized ratably over the payroll period as WSEEs perform their service at the client worksite. This markup includes pricing components associated with our estimates of payroll taxes, benefits and workers’ compensation costs, plus a separate component related to our HR services. Revenues that have been recognized but not invoiced represent unbilled accounts receivable included in accounts receivable, net on our Consolidated Balance Sheets.
Our revenues are primarily dependent on the number of clients enrolled, the resulting number of WSEEs paid each period and the number of WSEEs enrolled in our benefit plans. Because our total markup is computed as a percentage of payroll cost, certain revenues are also affected by the payroll cost of WSEEs, which may fluctuate based on the composition of the WSEE base, inflationary effects on wage levels and differences in the local economies of our markets.
Direct Costs
The primary direct costs associated with revenue-generating activities for our PEO HR Outsourcing Solutions are:
•employment-related taxes (“payroll taxes”)
•costs of employee benefit plans
•workers’ compensation costs
Payroll taxes consist of the employer’s portion of Social Security and Medicare taxes under FICA, federal unemployment taxes and state unemployment taxes. Payroll taxes are generally paid as a percentage of payroll cost. The federal unemployment tax rates are defined by federal regulations. State unemployment tax rates are subject to claim histories and vary from state to state.
Employee benefits costs are comprised primarily of health insurance premiums and claims costs (including dental and pharmacy costs), but also include costs of other employee benefits such as life insurance, vision care, disability insurance, education assistance, adoption assistance, a flexible spending account program and an employee well-being program.
Workers’ compensation costs include administrative and risk charges paid to the insurance carrier, and claims costs, which are driven primarily by the frequency and severity of claims.

41	2023 Form 10-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Key Operating Metrics
We monitor certain key metrics to measure our performance, including:
•WSEEs
•Adjusted EBITDA
•Adjusted EPS
Our growth in the number of WSEEs paid is affected by three primary sources: new client sales, client retention and the net change in WSEEs paid at existing clients through new hires and employee terminations.
•During 2023, the average number of WSEEs paid from new client sales and the net gain (loss) in our client base declined compared to 2022. Average client retention also declined from 85% in 2022 to 83% in 2023.
•During 2022, the average number of WSEEs paid from new client sales increased 16.4% from 2021. Average client retention improved from 82% in 2021 to 85% in 2022, while the net gain in our client base continued, at higher than historical levels, although lower than 2021, a period when many clients were rehiring employees as the pandemic conditions improved.

Average WSEEs Paid and Year-over-Year Growth Percentage

47	2023 Form 10-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Net Income and                              Diluted EPS and
Year-over-Year Growth Percentage            Year-over-Year Growth Percentage
(in thousands)                           (amounts per share)

Adjusted EBITDA and                              Adjusted EPS and
Year-over-Year Growth Percentage            Year-over-Year Growth Percentage
(in thousands)                           (amounts per share)

48	2023 Form 10-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Non-GAAP Financial Measures
Non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used to their most directly comparable GAAP financial measures as provided in the tables below.

Non-GAAP Measure	Definition	Benefit of Non-GAAP Measure
Non-bonus payroll cost
Non-bonus payroll cost is a non-GAAP financial measure that excludes the impact of bonus payrolls paid to our WSEEs.

Bonus payroll cost varies from period to period, but has no direct impact to our ultimate workers’ compensation costs under the current program.

Our management refers to non-bonus payroll cost in analyzing, reporting and forecasting our workers’ compensation costs.

We include these non-GAAP financial measures because we believe they are useful to investors in allowing for greater transparency related to the costs incurred under our current workers’ compensation program.

Adjusted cash, cash equivalents and marketable securities	Excludes funds associated with: • federal and state income tax withholdings, • employment taxes, • other payroll deductions, and • client prepayments.
We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations, against prior periods, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because they allow investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. Adjusted EBITDA is used by our lenders to assess our leverage and ability to make interest payments.

EBITDA	Represents net income computed in accordance with GAAP, plus: • interest expense, • income tax expense, • depreciation and amortization expense, and • amortization of SaaS implementation costs.

Adjusted EBITDA	Represents EBITDA plus: • non-cash stock-based compensation.

Adjusted net income	Represents net income computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

Adjusted EPS	Represents diluted net income per share computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

Following is a reconciliation of payroll cost (GAAP) to non-bonus payroll costs (non-GAAP):

(in thousands, except per WSEE per month)	Year Ended December 31,
	2023		2022		2021
		Per WSEE		Per WSEE		Per WSEE
Payroll cost	$36,655,495	$9,787	$34,188,092	$9,657	$28,345,623	$9,420
Less: Bonus payroll cost	4,978,439	1,329	4,959,987	1,401	4,719,217	1,568
Non-bonus payroll cost	$31,677,056	$8,458	$29,228,105	$8,256	$23,626,406	$7,852
Payroll cost % change year over year	7.2%	1.3%	20.6%	2.5%	18.7%	10.9%
Non-bonus payroll cost % c~~C~~hange year over year	8.4%	2.4%	23.7%	5.1%	14.5%	6.9%

54	2023 Form 10-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Following is a reconciliation of cash, cash equivalents and marketable securities (GAAP) to adjusted cash, cash equivalents and marketable securities (non-GAAP):

(in thousands)	December 31, 2023	December 31, 2022

Cash, cash equivalents and marketable securities	$ 708,778	$ 765,896
Less:
Amounts payable for withheld federal and state income taxes, employment taxes and other payroll deductions	510,092	504,817
Client prepayments	27,592	36,800
Adjusted cash, cash equivalents and marketable securities	$ 171,094	$ 224,279
Following is a reconciliation of net income (GAAP) to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP):

	Year Ended December 31,
(in thousands, except per WSEE per month)	2023		2022		2021
		Per WSEE		Per WSEE		Per WSEE

Net income	$171,382	$46	$179,350	$51	$124,080	$41
Income tax expense	53,696	14	66,075	19	44,238	15
Interest expense	27,137	7	14,207	4	7,458	2
Amortization of SaaS implementation costs	5,711	2	1,923	1	—	—
Depreciation and amortization	42,708	11	40,660	11	38,547	13
EBITDA	300,634	80	302,215	86	214,323	71
Stock-based compensation	52,996	14	50,080	14	40,623	14
Adjusted EBITDA	$353,630	$94	$352,295	$100	$254,946	$85
Net income % change year over year	(4.4)%	(9.8)%	44.5%	24.4%	(10.2)%	(16.3)%
Adjusted EBITDA % c~~C~~hange year over year	0.4%	(6.0)%	38.2%	17.6%	(11.7)%	(17.5)%

Following is a reconciliation of net income (GAAP) to adjusted net income (non-GAAP):

	Year Ended December 31,
(in thousands)	2023	2022	2021

Net income	$171,382	$179,350	$124,080
Non-GAAP adjustments:
Stock-based compensation	52,996	50,080	40,623
Tax effect	(12,643)	(13,483)	(10,677)
Total non-GAAP adjustments, net	40,353	36,597	29,946
Adjusted net income	$211,735	$215,947	$154,026
Net income % change year over year	(4.4)%	44.5%	(10.2)%
Adjusted net income % c~~C~~hange year over year	(2.0)%	40.2%	(15.1)%

55	2023 Form 10-K

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Following is a reconciliation of diluted EPS (GAAP) to adjusted EPS (non-GAAP):

	Year Ended December 31,
(amounts per share)	2023	2022	2021

Diluted EPS	$4.47	$4.64	$3.18
Non-GAAP adjustments:
Stock-based compensation	1.38	1.30	1.04
Tax effect	(0.33)	(0.35)	(0.27)
Total non-GAAP adjustments, net	1.05	0.95	0.77
Adjusted EPS	$5.52	$5.59	$3.95
Diluted EPS % change year over year	(3.7)%	45.9%	(10.2)%
Adjusted EPS % c~~C~~hange year over year	(1.3)%	41.5%	(14.9)%

56	2023 Form 10-K

Attachment #2

Revisions to Form 10-Q filed October 31, 2024

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Key Operating Metrics
We monitor certain key metrics to measure our performance, including:
•WSEEs
•Adjusted EBITDA
•Adjusted EPS
Our growth in the number of WSEEs paid is affected by three primary sources: new client sales, client retention and the net change in WSEEs paid at existing clients through new hires and employee terminations.
•During Q3 2024, average WSEEs paid decreased 2% compared to Q3 2023. The number of WSEEs paid from new client sales declined compared with Q3 2023, while client retention and the net change in our client base remained consistent with Q3 2023.
•During the first nine months of 2024 (“YTD 2024”), average WSEEs paid decreased 1% compared to the first nine months of 2023 (“YTD 2023”). The number of WSEEs paid from new client sales, the net change in our client base, and client retention declined when compared to YTD 2023.
Average WSEEs Paid and
Year-over-Year Growth Percentage

Insperity | 2024 Third Quarter Form 10-Q	21

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Net Income and
Year-over-Year Growth Percentage
(in millions)

Adjusted EBITDA and Year-over-Year Growth Percentage (in millions)

$298
$247
$95
$39
(59)%
18%
(17)%
9%
Q3 2024
Q3 2023
YTD 2024
YTD 2023

Insperity | 2024 Third Quarter Form 10-Q	22

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EPS and Year-over-Year Growth Percentage (amounts per share)

Adjusted EPS and Year-over-Year Growth Percentage (amounts per share)

$4.76
$3.53
$1.46
$0.39
(73)%
19%
(26)%
9%
Q3 2024
Q3 2023
YTD 2024
YTD 2023

Insperity | 2024 Third Quarter Form 10-Q	23

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Non-GAAP Financial Measures
Non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used to their most directly comparable GAAP financial measures as provided in the tables below.

Non-GAAP Measure	Definition	Benefit of Non-GAAP Measure
Non-bonus payroll cost
Non-bonus payroll cost is a non-GAAP financial measure that excludes the impact of bonus payrolls paid to our WSEEs.

Bonus payroll cost varies from period to period, but has no direct impact to our ultimate workers’ compensation costs under the current program.

Our management refers to non-bonus payroll cost in analyzing, reporting and forecasting our workers’ compensation costs.

We include these non-GAAP financial measures because we believe they are useful to investors in allowing for greater transparency related to the costs incurred under our current workers’ compensation program.

Adjusted cash, cash equivalents and marketable securities	Excludes funds associated with: • federal and state income tax withholdings, • employment taxes, • other payroll deductions, and • client prepayments.
We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations, against prior periods, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because they allow investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. Adjusted EBITDA is used by our lenders to assess our leverage and ability to make interest payments.

EBITDA	Represents net income computed in accordance with GAAP, plus: • interest expense, • income tax expense, • depreciation and amortization expense, and • amortization of SaaS implementation costs.

Adjusted EBITDA	Represents EBITDA plus: • non-cash stock-based compensation.

Adjusted net income	Represents net income computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

Adjusted EPS	Represents diluted net income per share computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

Insperity | 2024 Third Quarter Form 10-Q	32

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Following is a reconciliation of payroll cost (GAAP) to non-bonus payroll costs (non-GAAP):

(in millions, except per WSEE per month)	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
		Per WSEE		Per WSEE		Per WSEE		Per WSEE

Payroll cost	$ 8,730	$ 9,415	$ 8,516	$ 9,003	$ 27,167	$ 9,844	$ 26,857	$ 9,592
Less: Bonus payroll cost	704	759	529	560	3,411	1,236	3,344	1,195
Non-bonus payroll cost	$ 8,026	$ 8,656	$ 7,987	$ 8,443	$ 23,756	$ 8,608	$ 23,513	$ 8,397
Payroll cost % change period over period	3%	5%	5%	1%	1%	3%	9%	2%
Non-bonus payroll cost % change period over period	—	3%	6%	2%	1%	3%	10%	3%

Following is a reconciliation of cash, cash equivalents and marketable securities (GAAP) to adjusted cash, cash equivalents and marketable securities (non-GAAP):

(in millions)	September 30, 2024	December 31, 2023

Cash, cash equivalents and marketable securities	$ 486	$ 709
Less:
Amounts payable for withheld federal and state income taxes, employment taxes and other payroll deductions	255	510
Client prepayments	19	28
Adjusted cash, cash equivalents and marketable securities	$ 212	$ 171

Insperity | 2024 Third Quarter Form 10-Q	33

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Following is a reconciliation of net income (GAAP) to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP):

	Three Months Ended September 30,				Nine Months Ended September 30,
(in millions, except per WSEE per month)	2024		2023		2024		2023
		Per WSEE		Per WSEE		Per WSEE		Per WSEE

Net income	$ 3	$ 3	$ 45	$ 47	$ 100	$ 36	$ 152	$ 54
Income tax expense	—	—	16	19	39	13	49	18
Interest expense	7	8	7	7	21	8	20	7
Amortization of SaaS implementation costs	1	1	—	—	7	3	3	1
Depreciation and amortization	11	12	11	11	33	12	32	11
EBITDA	22	24	79	84	200	72	256	91
Stock-based compensation	17	18	16	16	47	17	42	15
Adjusted EBITDA	$ 39	$ 42	$ 95	$ 100	$ 247	$ 89	$ 298	$ 106
Net income % change period over period	(93)%	(94)%	18%	15%	(34)%	(33)%	8%	—
Adjusted EBITDA % change period over period	(59)%	(58)%	18%	14%	(17)%	(16)%	9%	2%

Following is a reconciliation of net income (GAAP) to adjusted net income (non-GAAP):

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2024	2023	2024	2023

Net income	$ 3	$ 45	$ 100	$ 152
Non-GAAP adjustments:
Stock-based compensation	17	16	47	42
Tax effect	(5)	(6)	(13)	(11)
Total non-GAAP adjustments, net	12	10	34	31
Adjusted net income	$ 15	$ 55	$ 134	$ 183
Net income % change period over period	(93)%	18%	(34)%	8%
Adjusted net income % change period over period	(73)%	17%	(27)%	8%

Insperity | 2024 Third Quarter Form 10-Q	34

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Following is a reconciliation of diluted EPS (GAAP) to adjusted EPS (non-GAAP):

	Three Months Ended September 30,		Nine Months Ended September 30,
(amounts per share)	2024	2023	2024	2023

Diluted EPS	$ 0.07	$ 1.16	$ 2.63	$ 3.94
Non-GAAP adjustments:
Stock-based compensation	0.45	0.40	1.24	1.08
Tax effect	(0.13)	(0.10)	(0.34)	(0.26)
Total non-GAAP adjustments, net	0.32	0.30	0.90	0.82
Adjusted EPS	$ 0.39	$ 1.46	$ 3.53	$ 4.76
Diluted EPS % change period over period	(94)%	18%	(33)%	8%
Adjusted EPS % change period over period	(73)%	19%	(26)%	9%

Liquidity and Capital Resources
We periodically evaluate our liquidity requirements, capital needs and availability of resources in view of, among other things, our expansion plans, stock repurchases, potential acquisitions, debt service requirements and other operating cash needs. To meet short-term liquidity requirements, which are primarily the payment of direct costs and operating expenses, we rely primarily on cash from operations. Longer-term projects, large stock repurchases or significant acquisitions may be financed with public or private debt or equity. We have a revolving credit facility (“Facility”) with a syndicate of financial institutions with a current borrowing capacity of $650 million. The Facility is available for working capital and general corporate purposes, including acquisitions and stock repurchases. We have in the past sought, and may in the future seek, to raise additional capital or take other steps to increase or manage our liquidity and capital resources.
We had $486 million in cash, cash equivalents and marketable securities at September 30, 2024, of which approximately $255 million was payable in early October 2024 for withheld federal and state income taxes, employment taxes and other payroll deductions, approximately $19 million represented client prepayments that were payable in October 2024. At September 30, 2024, we had working capital of $200 million compared to $159 million at December 31, 2023. We currently believe that our cash on hand, marketable securities, cash flows from operations, and availability under the Facility will be adequate to meet our liquidity requirements for the remainder of 2024. We intend to rely on these same sources, as well as public and private debt or equity financing, to meet our longer-term liquidity and capital needs.
As of September 30, 2024, we had outstanding letters of credit and borrowings totaling $370 million under the Facility. Please read Note 5 to the Consolidated Financial Statements, “Long-Term Debt,” for additional information.

Insperity | 2024 Third Quarter Form 10-Q	35

Attachment #3

Revisions to Earnings Release issued October 31, 2024

SUMMARY FINANCIAL INFORMATION

Insperity, Inc.
Non-GAAP FINANCIAL MEASURES
(Unaudited)
Non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used to their most directly comparable GAAP financial measures as provided in the tables below.

Non-GAAP Measure	Definition	Benefit of Non-GAAP Measure
Non-bonus payroll cost
Non-bonus payroll cost is a non-GAAP financial measure that excludes the impact of bonus payrolls paid to our WSEEs.

Bonus payroll cost varies from period to period, but has no direct impact to our ultimate workers’ compensation costs under the current program.

Our management refers to non-bonus payroll cost in analyzing, reporting and forecasting our workers’ compensation costs.

We include these non-GAAP financial measures because we believe they are useful to investors in allowing for greater transparency related to the costs incurred under our current workers’ compensation program.

Adjusted cash, cash equivalents and marketable securities	Excludes funds associated with: • federal and state income tax withholdings, • employment taxes, • other payroll deductions, and • client prepayments.
We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations, against prior periods, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because they allow investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. Adjusted EBITDA is used by our lenders to assess our leverage and ability to make interest payments.

EBITDA	Represents net income computed in accordance with GAAP, plus: • interest expense, • income tax expense, • depreciation and amortization expense, and • amortization of SaaS implementation costs.

Adjusted EBITDA	Represents EBITDA plus: • non-cash stock-based compensation.

Adjusted net income	Represents net income computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

Adjusted EPS	Represents diluted net income per share computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

SUMMARY FINANCIAL INFORMATION
Following is a reconciliation of payroll cost (GAAP) to non-bonus payroll costs (non-GAAP):

	Three Months Ended September 30,				Nine Months Ended September 30,
(in millions, except per WSEE per month)	2024		2023		2024		2023
		Per WSEE		Per WSEE		Per WSEE		Per WSEE

Payroll cost	$ 8,730	$ 9,415	$ 8,516	$ 9,003	$ 27,167	$ 9,844	$ 26,857	$ 9,592
Less: Bonus payroll cost	704	759	529	560	3,411	1,236	3,344	1,195
Non-bonus payroll cost	$ 8,026	$ 8,656	$ 7,987	$ 8,443	$ 23,756	$ 8,608	$ 23,513	$ 8,397
Payroll cost % change period over period	3%	5%	5%	1%	1%	3%	9%	2%
Non-bonus payroll cost % change period over period	—	3%	6%	2%	1%	3%	10%	3%
Following is a reconciliation of cash, cash equivalents and marketable securities (GAAP) to adjusted cash, cash equivalents and marketable securities (non-GAAP):

(in millions)	September 30, 2024	December 31, 2023

Cash, cash equivalents and marketable securities	$ 486	$ 709
Less:
Amounts payable for withheld federal and state income taxes, employment taxes and other payroll deductions	255	510
Client prepayments	19	28
Adjusted cash, cash equivalents and marketable securities	$ 212	$ 171
Following is a reconciliation of net income (GAAP) to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP):

(in millions, except per WSEE per month)	Three Months Ended September 30,				Nine Months Ended September 30,
	2024		2023		2024		2023
		Per WSEE		Per WSEE		Per WSEE		Per WSEE

Net income	$ 3	$ 3	$ 45	$ 47	$ 100	$ 36	$ 152	$ 54
Income tax expense	—	—	16	19	39	13	49	18
Interest expense	7	8	7	7	21	8	20	7
Amortization of SaaS implementation costs	1	1	—	—	7	3	3	1
Depreciation and amortization	11	12	11	11	33	12	32	11
EBITDA	22	24	79	84	200	72	256	91
Stock-based compensation	17	18	16	16	47	17	42	15
Adjusted EBITDA	$ 39	$ 42	$ 95	$ 100	$ 247	$ 89	$ 298	$ 106
Net income % change period over period	(93) %	(94) %	18%	15%	(34) %	(33) %	8%	—
Adjusted EBITDA % change period over period	(59) %	(58) %	18%	14%	(17) %	(16) %	9%	2%

SUMMARY FINANCIAL INFORMATION
Following is a reconciliation of net income (GAAP) to adjusted net income (non-GAAP):

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions)	2024	2023	2024	2023

Net income	$ 3	$ 45	$ 100	$ 152
Non-GAAP adjustments:
Stock-based compensation	17	16	47	42
Tax effect	(5)	(6)	(13)	(11)
Total non-GAAP adjustments, net	12	10	34	31
Adjusted net income	$ 15	$ 55	$ 134	$ 183
Net income % change period over period	(93) %	18%	(34) %	8%
Adjusted net income % change period over period	(73) %	17%	(27) %	8%
Following is a reconciliation of diluted EPS (GAAP) to adjusted EPS (non-GAAP):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023

Diluted EPS	$ 0.07	$ 1.16	$ 2.63	$ 3.94
Non-GAAP adjustments:
Stock-based compensation	0.45	0.40	1.24	1.08
Tax effect	(0.13)	(0.10)	(0.34)	(0.26)
Total non-GAAP adjustments, net	0.32	0.30	0.90	0.82
Adjusted EPS	$ 0.39	$ 1.46	$ 3.53	$ 4.76
Diluted EPS % change period over period	(94) %	18%	(33) %	8%
Adjusted EPS % change period over period	(73) %	19%	(26) %	9%

SUMMARY FINANCIAL INFORMATION

The following is a reconciliation of GAAP to non-GAAP financial measures for fourth quarter and full year 2024 guidance:

	Q4 2024	Full Year 2024
(in millions, except per share amounts)	Guidance	Guidance

Net income	$(13) - $(5)	$86 - $95
Income tax expense	(6) - (2)	33 - 36
Interest expense	7	28
SaaS implementation amortization	3	11
Depreciation and amortization	10	43
EBITDA	1 - 13	201 - 213
Stock-based compensation	14	61
Adjusted EBITDA	$15 - $27	$262 - $274

Diluted EPS	$(0.36) - $(0.14)	$2.26 - $2.50
Non-GAAP adjustments:
Stock-based compensation	0.37	1.61
Tax effect	(0.11)	(0.45)
Total non-GAAP adjustments, net	0.26	1.16
Adjusted EPS	$(0.10) - $0.12	$3.42 - $3.66

Attachment #4

Pro Forma Disclosures for Earnings Release for year ended December 31, 2023

NON-GAAP FINANCIAL MEASURES
Insperity, Inc.
Non-GAAP Financial Measures
(Unaudited)
Non-GAAP financial measures are not prepared in accordance with GAAP and may be different from non-GAAP financial measures used by other companies. Non-GAAP financial measures should not be considered as a substitute for, or superior to, measures of financial performance prepared in accordance with GAAP. Investors are encouraged to review the reconciliation of the non-GAAP financial measures used to their most directly comparable GAAP financial measures as provided in the tables below.

Non-GAAP Measure	Definition	Benefit of Non-GAAP Measure
Non-bonus payroll cost
Non-bonus payroll cost is a non-GAAP financial measure that excludes the impact of bonus payrolls paid to our WSEEs.

Bonus payroll cost varies from period to period, but has no direct impact to our ultimate workers’ compensation costs under the current program.

Our management refers to non-bonus payroll cost in analyzing, reporting and forecasting our workers’ compensation costs.

We include these non-GAAP financial measures because we believe they are useful to investors in allowing for greater transparency related to the costs incurred under our current workers’ compensation program.

Adjusted cash, cash equivalents and marketable securities	Excludes funds associated with: • federal and state income tax withholdings, • employment taxes, • other payroll deductions, and • client prepayments.
We believe that the exclusion of the identified items helps us reflect the fundamentals of our underlying business model and analyze results against our expectations, against prior periods, and to plan for future periods by focusing on our underlying operations. We believe that the adjusted results provide relevant and useful information for investors because they allow investors to view performance in a manner similar to the method used by management and improves their ability to understand and assess our operating performance. Adjusted EBITDA is used by our lenders to assess our leverage and ability to make interest payments.

EBITDA	Represents net income computed in accordance with GAAP, plus: • interest expense, • income tax expense, • depreciation and amortization expense, and • amortization of SaaS implementation costs.

Adjusted EBITDA	Represents EBITDA plus: • non-cash stock-based compensation.

Adjusted net income	Represents net income computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

Adjusted EPS	Represents diluted net income per share computed in accordance with GAAP, excluding: • non-cash stock-based compensation.

NON-GAAP FINANCIAL MEASURES
Following is a reconciliation of payroll cost (GAAP) to non-bonus payroll costs (non-GAAP):

	Three Months Ended December 31,				Year Ended December 31,
(in thousands, except per WSEE per month)	2023		2022		2023		2022
		Per WSEE		Per WSEE		Per WSEE		Per WSEE

Payroll cost	$ 9,798,217	$ 10,366	$ 9,525,953	$ 10,326	$ 36,655,495	$ 9,787	$ 34,188,092	$ 9,657
Less: Bonus payroll cost	1,633,783	1,728	1,723,928	1,869	4,978,439	1,329	4,959,987	1,401
Non-bonus payroll cost	$ 8,164,434	$ 8,638	$ 7,802,025	$ 8,457	$ 31,677,056	$ 8,458	$ 29,228,105	$ 8,256
Payroll cost % change period over period	2.9%	0.4%	14.1%	(0.2)%	7.2%	1.3%	20.6%	2.5%
Non-bonus payroll cost % c~~C~~hange period over period	4.6%	2.1%	18.8%	3.9%	8.4%	2.4%	23.7%	5.1%
Following is a reconciliation of cash, cash equivalents and marketable securities (GAAP) to adjusted cash, cash equivalents and marketable securities (non-GAAP):

(in thousands)	December 31, 2023	December 31, 2022

Cash, cash equivalents and marketable securities	$ 708,778	$ 765,896
Less:
Amounts payable for withheld federal and state income taxes, employment taxes and other payroll deductions	510,092	504,817
Client prepayments	27,592	36,800
Adjusted cash, cash equivalents and marketable securities	$ 171,094	$ 224,279

NON-GAAP FINANCIAL MEASURES
Following is a reconciliation of net income (GAAP) to EBITDA (non-GAAP) and adjusted EBITDA (non-GAAP):

(in thousands, except per WSEE per month)	Three Months Ended December 31,				Year Ended December 31,
	2023		2022		2023		2022
		Per WSEE		Per WSEE		Per WSEE		Per WSEE

Net income	$ 19,561	$ 21	$ 38,198	$ 41	$ 171,382	$ 46	$ 179,350	$ 51
Income tax expense	4,485	4	12,648	15	53,696	14	66,075	19
Interest expense	7,198	8	5,509	6	27,137	7	14,207	4
Amortization of SaaS implementation costs	2,639	3	975	1	5,711	2	1,923	1
Depreciation and amortization	10,805	11	10,293	11	42,708	11	40,660	11
EBITDA	44,688	47	67,623	74	300,634	80	302,215	86
Stock-based compensation	11,320	12	11,262	12	52,996	14	50,080	14
Adjusted EBITDA	$ 56,008	$ 59	$ 78,885	$ 86	$ 353,630	$ 94	$ 352,295	$ 100
Net income % change period over period	(48.8)%	(48.8)%	293.5%	241.7%	(4.4)%	(9.8)%	44.5%	24.4%
Adjusted EBITDA % c~~C~~hange period over period	(29.0)%	(31.4)%	159.6%	126.3%	0.4%	(6.0%)	38.2%	17.6%
Following is a reconciliation of net income (GAAP) to adjusted net income (non-GAAP):

	Three Months Ended December 31,		Year Ended December 31,
(in thousands)	2023	2022	2023	2022

Net income	$ 19,561	$ 38,198	$ 171,382	$ 179,350
Non-GAAP adjustments:
Stock-based compensation	11,320	11,262	52,996	50,080
Tax effect	(2,441)	(2,824)	(12,643)	(13,483)
Total non-GAAP adjustments, net	8,879	8,438	40,353	36,597
Adjusted net income	$ 28,440	$ 46,636	$ 211,735	$ 215,947
Net income % change period over period	(48.8)%	293.5%	(4.4)%	44.5%
Adjusted net income % c~~C~~hange period over period	(39.0)%	254.0%	(2.0%)	40.2%

NON-GAAP FINANCIAL MEASURES
Following is a reconciliation of diluted EPS (GAAP) to adjusted EPS (non-GAAP):

	Three Months Ended December 31,		Year Ended December 31,
	2023	2022	2023	2022

Diluted EPS	$ 0.52	$ 0.99	$ 4.47	$ 4.64
Non-GAAP adjustments:
Stock-based compensation	0.30	0.29	1.38	1.30
Tax effect	(0.07)	(0.07)	(0.33)	(0.35)
Total non-GAAP adjustments, net	0.23	0.22	1.05	0.95
Adjusted EPS	$ 0.75	$ 1.21	$ 5.52	$ 5.59
Diluted EPS % change period over period	(47.5)%	296.0%	(3.7)%	45.9%
Adjusted EPS % c~~C~~hange period over period	(38.0)%	255.9%	(1.3%)	41.5%